Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Important Legal Information INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO'S DIRECTORS' CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND BEING MAILED TO INCO'S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION. All information contained herein is qualified by the information disclosed in the Directors' Circular (the "Circular") filed by Inco Limited ("Inco") on May 29, 2006. Readers are strongly urged to review the Circular in its entirety. The statements contained herein are further qualified by the sections of the Circular entitled "Caution Regarding Forward-Looking Statements", "Information Regarding Falconbridge and Teck" and "Schedule B Important Information Regarding Inco's Ore Reserves and Mineral Resources" including all of the assumptions identified therein, as well as the description of factors that could cause actual results to differ from the forward-looking statements. In addition, the statements contained herein are further qualified by the section in the take-over bid circular filed by Inco on October 24, 2005, as amended and supplemented, in respect of its take-over bid for Falconbridge Limited ("Falconbridge") entitled "Risks Related to the Offer". This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. Forward-Looking Statements This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "potential", "expect", "forecast", "estimate", "would", "could", "if" and "may". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation. These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in the Directors' Circular dated May 29, 2006 filed with the Canadian and U.S. regulators; assumptions in connection with both the proposed combination of Teck and Inco under the Teck Offer, and the proposed combination of Inco and Falconbridge under Inco's offer for the Falconbridge common shares, in respect of the results expected to be achieved from the combination of the entities, including calculating projected synergies and other benefits expected to be realized and the timing thereof. In respect of these forward-looking statements, factors which could cause actual results to differ materially from current expectations regarding each of Inco, Teck and Falconbridge, include, but are not limited to, fluctuations in the prices of nickel and other primary metal products produced; fluctuations in asset values; the accuracy of ore reserve and mineral resource estimates; the accuracy of production, cost and cash costs per nickel unit projections; the successful development of mineral resources, completion of development projects, planned expansions or other projects; fluctuations in interest rates, exchange rates and demand and supply levels of nickel, copper and zinc; general economic conditions; competitive conditions; the outcome of pending legal proceedings; and changes to applicable laws, rules and regulations. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date of this presentation

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the Directors' Circular, the registration statement, the Solicitation/Recommendation Statement and Inco's and Falconbridge's other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 "Standards of Disclosure for Mining Projects", Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco's ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco's 2005 Annual Report to Inco Shareholders and in the notes Inco's Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modelling and other procedures in the mining industry. Information relating to each of Falconbridge and Teck was derived from publicly available documents and filings by Falconbridge and Teck with applicable securities regulatory authorities, as well as certain other third party sources such as analyst reports. Inco does not assume any responsibility for the accuracy or completeness of such information. Cautionary note to U.S. and other investors - This document uses the terms ''measured'', ''indicated'' and ''inferred mineral resources''. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. ''Inferred mineral resources'' have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml.

Scott M. Hand Chairman and Chief Executive Officer

In the summer of 2005, the Board of Directors of Inco evaluated a number of strategic alternatives, including potential combinations with Falconbridge and Teck After careful consideration, the Board determined a transaction with Falconbridge was the best available alternative for Inco Shareholders, and as a result a friendly takeover offer was announced on October 11, 2005 On May 23, 2006, Teck commenced an unsolicited offer for Inco, conditional on the Falconbridge transaction being terminated Having carefully reviewed the Teck offer, the Board unanimously recommends that Inco shareholders reject the Teck offer and not tender their shares Inco's Board has recommended shareholders reject the Teck offer

Reasons for the Board's recommendation The Teck offer fails to recognize the strategic value of Inco's world-class assets and growth prospects The proposed Teck-Inco combination would be dilutive to Inco's asset quality The Board believes that the Teck offer does not reflect an adequate premium for control of Inco The Falconbridge transaction will create superior value for Inco Shareholders compared with the Teck offer The timing of the Teck offer is opportunistic and disadvantageous to Inco shareholders

Reasons for the Board's recommendation (continued) Teck's dual-class share structure prejudices Inco Shareholders The proposed Teck-Inco combination lacks industrial logic and offers few synergies The Teck Class B Subordinate Voting Shares offered to Inco Shareholders are not listed on a U.S. stock exchange and are less liquid than the Inco shares Inco's financial advisors have each provided written opinions to the Board that the consideration being offered pursuant to the Teck offer is, as of the date of such opinions, inadequate from a financial point of view to the Inco Shareholders

Summary of the unsolicited offer Assuming full pro ration, Inco shareholders would receive C$28.00 in cash and 0.6293 of a Teck Class B Subordinated Voting Share Current value of C$ 71.30(a) and not C$78.50 Investors electing all cash will most likely not receive C$78.50 in value The Teck Offer Offer Period Conditions Consideration mix (a) Cash Class B Subordinate Voting Shares Expires July 24, 2006 (8:00pm EST), unless extended or withdrawn Falconbridge transaction is terminated Not less than 66 2/3% of Inco shares tendered Waiver of rights plan / regulatory approvals / no material adverse effect Based on Teck's closing price on June 1, 2006; assuming full pro ration

Strategic value of Inco's world class assets Large-scale, long-life and low-cost operations Substantial resource base in the world's top Nickel belts Unrivalled project pipeline Expected to increase Nickel production by 48% by 2009(a) Voisey's Bay (production commenced 2006) and Goro (late 2007/early 2008) comprise two of the world's largest Nickel projects Profitability underpinned by high margins and declining cash costs per unit Premium products for higher value-added, differentiated applications (e.g. alloys, plating, other specialty products) Inco believes that it is the only major public mining company expected to reduce cash costs this year Strong Nickel market fundamentals Projected supply/demand deficit expected for next several years Strong financial profile ~$750 million cash on balance sheet, with significant cash flow generation expected and 26% debt-to-capitalization ratio at March 31st, 2006 Source: Inco management estimates; includes nickel intermediate products sold to third parties, finished nickel produced by Inco from third party feeds, and finished nickel returned to Inco pursuant to third party toll smelting and refining arrangements.

Large-scale, long-life and low-cost nickel assets Proven & Probable Ore Reserves Measured & Indicated Mineral Resources Inferred Mineral Resources Contained nickel in ore reserves and mineral resources (a) Inco's ore reserves and mineral resources Operations Growth Project Manitoba Operations (100%)(b)(d) Thompson ~15 years mine life (reserves only) Ontario Operations (100%)(d) Sudbury ~29 years mine life (reserves only) Goro (72%)(c) New Caledonia ~30 years mine life (reserves only) Voisey's Bay (100%) Newfoundland and Labrador ~14 years mine life (reserves only) PT Inco (61%)(c) Indonesia ~27 years mine life (reserves only) Note: Figures in millions of metric tonnes. Please refer to Schedule B of the Directors' Circular - Important Information Regarding Inco's Ore Reserves and Mineral Resources, including the cautionary note to U.S. and other investors regarding the references to ''mineral resources'', ''measured mineral resources'', ''indicated mineral resources'' and ''inferred mineral resources'', which terms are not recognized by the SEC. U.S. and other investors are cautioned not to assume that part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. U.S. and other investors are cautioned that inferred mineral resources have a great deal of uncertainty as to their existence and their economic and legal feasibility. U.S. and other investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable. At Inco's Manitoba operations, mine life assumes operations of the mine and mill only for the period from 2016 to 2022. The ore reserves and mineral resources reflected in the charts for PT Inco and Goro are the total ore reserves and total mineral resources at these projects of which Inco owns 61% and 72%, respectively, as at March 31, 2006. Production at the Ontario and Manitoba operations decreases over the mine life based on ore reserves only; however, Inco expects to continue to convert mineral resources in its inventory into ore reserves and add additional mineral resources through its ongoing exploration programmes to maintain current production levels.

Attractive growth prospects Finished primary nickel production (000s Tonnes)(a) Inco planned nickel production growth (000 Tonnes)(b) Norilsk (Russia) Inco (Canada) BHP Billiton (UK - Australia) Falconbridge (Canada) Jinchuan (China) Eramet (France) 2005 (actual) 243 205 145 114 90 60 2006 (estimated) 245 230 149 115 102 68 2005 2006(e) 2007(e) 2008(e) 2009(e) 221 256 283 295 326 Inco's robust growth profile likely puts the Company on track to become the world's largest producer of finished nickel Source: Nickel Quarterly Report, CRU Analysis, April 2006, Chapter 2, Table 2.6 ("Finished Primary Nickel Production by Company 2005-2010") and Table S.13. Source: Inco management estimates. Includes nickel intermediate products sold to third parties, finished nickel produced by Inco from third party feeds, and finished nickel returned to Inco pursuant to third party toll smelting and refining arrangements. Difference in production number due primarily to 20% of PT Inco's production distributed in intermediate form to Sumitomo

Unrivalled project pipeline Voisey's Bay Goro Bahodopi Goro Expansion Sorowako HPAL 2006 2007 2008 2009 2010 2011 2012 2013 Pomalaa Totten Kelly Lake Committed Greenfield Development Potential Development Pomalaa Inco December 2005: Commenced production at Voisey's Bay Late 2007 / early 2008: Begin production at Goro Additional expansions at existing operations (e.g., PT Inco, Sudbury) Teck No new publicly announced metal mining projects expected to commence production in the near term Note: Schedule based on Inco management estimates. 2014 2015

Profitability underpinned by high margins and declining cash costs per unit Inco believes it is the only major, publicly traded metals & mining company with declining costs in absolute terms this year Despite $75 per barrel oil and C$0.90 per USD Inco is already a low cost producer Voisey's Bay and Goro have Inco positioned to move further down the cost curve Nickel unit cash cost per pound after by-product credits(a) $2.35-$2.40 2006(e) $2.65 2005 Source: Inco Management. Net of by-product credits including external feeds. Nickel unit cash cost after by-product credits is a non-GAAP measurement. For further information, including a reconciliation of the 2005 amount, please see Inco's 2005 Annual Report on Form 10K. Source and Copyright: Brook Hunt; chart excludes Norilsk and Jinchuan. 2005 nickel production and C1 cash cost by company (b) cum prod adjusted C1 Operation 38 0 By-product Ni 38 0 38 1.54 38 1.54 Coral Bay Nickel 38 0 38 1.54 39 1.54 SOJITZ 39 0 39 1.63 42 1.63 Harmony Gold Mining 42 0 42 2.4 57 2.4 General Nickel Corp 57 0 57 2.4 72 2.4 Sherritt Gordon 72 0 72 2.46 81 2.46 Jubilee Gold 81 0 81 2.47 82 2.47 IFC 82 0 82 2.55 108 2.55 Anglo American plc 108 0 108 2.84 113 2.84 Rio Narcea Gold Mines 113 0 113 2.85 155 2.85 Union del Niquel 155 0 155 2.85 322 2.85 INCO 322 0 322 2.86 460 2.86 BHP Billiton 460 0 460 2.96 480 2.96 Niquel Tocantins 480 0 480 2.98 513 2.98 Sumitomo Metal Mining 513 0 513 2.98 569 2.98 WMC 569 0 569 3.08 572 3.08 Mitsui & Co 572 0 572 3.14 583 3.14 Botswana RST 583 0 583 3.15 612 3.15 LionOre Mining Intn. Ltd 612 0 612 3.27 692 3.27 Falconbridge (INO+Falcondo) 692 0 692 3.29 693 3.29 Tati Nickel 693 0 693 3.33 739 3.33 Private & Other 739 0 739 3.41 745 3.41 Votorantim 745 0 745 3.57 748 3.57 Fox Resources 748 0 748 3.62 787 3.62 Eramet 787 0 787 3.66 794 3.66 Sally Malay Mining Ltd 794 0 794 3.66 803 3.66 OM Group Inc 803 0 803 3.73 821 3.73 Nippon Mining and Metals 821 0 821 3.74 849 3.74 Minara Resources Ltd 849 0 849 4.02 867 4.02 Larco 867 0 867 4.12 875 4.12 PT Aneka Tambang 875 0 875 4.19 915 4.19 Pacific Metals 915 0 915 4.6 916 4.6 Redstone Resources 916 0 916 5.16 Inco

Strong Financial Profile Substantial portion of convertible debt treated as equity. 1st Qtr 2004 1076 2005 958 Q1/06 751 1st Qtr 2005 30 2005 28 Q1/06 26 Cash position ($ millions) Debt-to-capitalization ratio

Nickel market strength is not about the funds - it's about the fundamentals

Nickel demand is strong Supply will chase demand for some time to come

Nickel outlook for 2006 is based on four drivers: Strong rebounding global stainless steel output Tighter stainless steel scrap market Exceptional strength in non-stainless nickel demand Limited nickel supply growth, low inventory level date Stainless Production(2) OECD IP(3) Forecast SS growth(2) 1/1/1992 -0.077 -1.1 2/1/1992 0.011 -0.3 3/1/1992 -0.042 0.3 4/1/1992 -0.008 0.5 5/1/1992 0.021 -0.5 6/1/1992 0.039 -0.3 7/1/1992 0.03 -0.3 8/1/1992 -0.018 -0.8 9/1/1992 0.1 -0.4 10/1/1992 0.043 -0.8 11/1/1992 0.114 -1.5 12/1/1992 0.149 -1.7 1/1/1993 0.097 -1.2 2/1/1993 0.031 -1.3 3/1/1993 0.095 -1.7 4/1/1993 0.029 -1.3 5/1/1993 0.08 -0.5 6/1/1993 0.088 -1.3 7/1/1993 0.039 -1.3 8/1/1993 0.108 -0.3 9/1/1993 -0.013 -0.3 10/1/1993 -0.017 -0.1 11/1/1993 -0.056 0.6 12/1/1993 0.005 1.7 1/1/1994 0.035 1.6 2/1/1994 0.057 1.8 3/1/1994 0.091 3.1 4/1/1994 0.05 3.4 5/1/1994 0.034 3.4 6/1/1994 0.105 4.8 7/1/1994 0.109 4.9 8/1/1994 0.145 5.5 9/1/1994 0.217 5.2 10/1/1994 0.211 6 11/1/1994 0.294 6.3 12/1/1994 0.258 6.9 1/1/1995 0.218 6.3 2/1/1995 0.209 5.9 3/1/1995 0.19 5.2 4/1/1995 0.193 5 5/1/1995 0.238 4.5 6/1/1995 0.107 3.9 7/1/1995 0.205 3.2 8/1/1995 0.166 3.5 9/1/1995 0.107 2.8 10/1/1995 0.087 2.1 11/1/1995 0.034 2.2 12/1/1995 -0.046 1.9 1/1/1996 0.003 1.8 2/1/1996 -0.009 1.8 3/1/1996 -0.086 1.9 4/1/1996 0.017 1.4 5/1/1996 -0.07 2.4 6/1/1996 -0.02 2.5 7/1/1996 0.004 3 8/1/1996 -0.025 2.6 9/1/1996 -0.03 3.3 10/1/1996 0.052 3.6 11/1/1996 0.069 3.4 12/1/1996 0.13 3.1 1/1/1997 0.098 4 2/1/1997 0.078 4.6 3/1/1997 0.138 5.1 4/1/1997 0.142 5.4 5/1/1997 0.116 5 6/1/1997 0.145 5.6 7/1/1997 0.075 6.1 8/1/1997 0.074 5.7 9/1/1997 0.075 5.4 10/1/1997 0.065 6 11/1/1997 0.044 5.3 12/1/1997 0.089 5 1/1/1998 0.093 4.8 2/1/1998 0.064 4.2 3/1/1998 0.049 3.4 4/1/1998 -0.015 2.9 5/1/1998 0.024 2.7 6/1/1998 -0.041 1.8 7/1/1998 -0.044 1.2 8/1/1998 0.001 1.2 9/1/1998 -0.033 1.4 10/1/1998 -0.038 0.9 11/1/1998 -0.057 0.8 12/1/1998 -0.075 0.3 1/1/1999 -0.038 0.8 2/1/1999 -0.03 0.9 3/1/1999 -0.007 1.6 4/1/1999 0.006 1.6 5/1/1999 0.042 2.3 6/1/1999 0.077 2.7 7/1/1999 0.046 3.3 8/1/1999 0.112 3.6 9/1/1999 0.124 3.7 10/1/1999 0.094 4.1 11/1/1999 0.171 5.2 12/1/1999 0.19 6.1 1/1/2000 0.14 5 2/1/2000 0.153 5.5 3/1/2000 0.154 5.5 World stainless steel (SS) production and OECD industrial production 2006 industrial production forecast of 6.4%(1) lends confidence to our 2006 stainless production forecast of over 8% stainless production y-o-y OECD IP y-o-y Source: consensus forecasts and Inco calculations for 2006 G7 + Asia industrial production Source: Inco Limited Source: OECD

Inventories J 800.6052519 F 793.305204 M 800.1052487 A 798.0052349 M 790.5051857 J 779.5051135 J 778.9051096 A 756.6049633 S 736.1048288 O 724.704754 N 698.7045835 D 691.3045349 J 681.2044687 F 673.0044149 M 662.6 000s tonnes US Service Center stainless inventories(2) Stainless steel consumption is rebounding globally; inventories are down and new facilities continue to ramp up 2005 2006 Decline of 138 kilotonnes ORDERS Q1 389.6 Q2 314.4 Q3 400.2 Q4 433.9 Q1 553 Q2 361 Q3 278.3 Q4 312.6 Q1 394.7 Q2 325 Q3 351.6 Q4 422.3 Q1 633.6 000s tonnes Quarterly German stainless orders (1) 2003 2004 2005 2006 +50% quarter-over-quarter +60% year-over-year Source: German Industries Association (Steel Section) Source: Metals Service Center institute (MSCI)

China will become the world's largest stainless producer this year and consume an additional 60,000 tonnes of nickel over 2005 levels 000s tonnes China Japan 1990 3130 1991 3357 1992 3148 1993 3214 1994 3449 1995 3922 1996 3891 1997 3942 1998 3447 1999 3379 00 690 3830 01 823 3866 02 1147 3835 03 1627 4113.296667 04 2316 4194.176667 05 3152 3988.672889 06(e) 4421 3926.997 Stainless Steel Production 000s tonnes Non-Stainless Stainless 99 33417 8820 00 47632 12129 01 65643 17041 02 75293 26615 03 88700 43710 04 96200 64720 05(e) 109200 77379 06(e) 120700 121893 Chinese Nickel Consumption Source: Inco Limited

Chinese economy continues to grow strongly - fuelling nickel demand - industrial production growth in Q1/06 of 16.7% year-over-year Chinese industrial production growth 1990 - 2006(e) Index 1990=100 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 5 06(e) IP index 100 111.8 134.4954 166.3708098 202.3069047 234.8783164 265.6473758 295.6655293 321.9797614 349.3480411 389.1737178 427.7019159 481.5923573 563.463058 657.5613887 765.4015 880.977 15% CAGR Source: National Bureau of Statistics, NBS China (Inco calculation of index)

Average grade of stainless steel will increase as substitution with low nickel content series 200 stainless steel* into China has dropped China - 200 Series stainless steel* imports * Contains 1-to-4% nickel total Taiwan India Japan J 19.474 6 13.474 0 F 24.121 6 18.121 0 M 25.943 6 19.943 0 A 28.172 6 22.172 0 M 26.354 6 20.354 0 J 28.73 6 22.73 0 J 32.154 6 26.154 0 A 26.62 6 20.62 0 S 33.125 6 27.125 0 O 22.732 6 16.732 0 N 25.701 6 19.701 0 D 25.984 6 19.984 0 J 32.472 13 14.472 5 F 38.567 13 17.567 8 M 52.305 27 17.305 8 A 58.747 28 22.747 8 M 50.847 23 19.847 8 J 54.76 32 14.76 8 J 53.293 34 10.293 9 A 62.42 39.7 12.72 10 S 80.912 51 19.912 10 O 80.2 53 18.158 9 N 69.7 37 23.717 9 D 71.7 38 24.717 9 J 73.051 37.7 26.351 9 F 65.959 30.8 26.159 9 M 71.039 32.6 32.439 6 A 64.153 33 25.153 6 M 59.75 31.5 20.25 8 J 65.919 41.5 16.419 8 J 57.405 39 11.405 7 A 62.521 45.5 11.021 6 S 69.557 39.3 24.257 6 O 60.734 37 17.734 6 N 37.451 14 17.451 6 D 27.7 6.7 9.494 6 J 25 16 13.4 5 F 14 11 5 M 16.4 24.4 5 2003 2004 000s tonnes 2005 2006 Source: Inco Limited

Austenitic* stainless steel very competitively priced against other materials during Q1/06 $/tonne 304 stainless (China) LME Copper LME Aluminum Galvanized Steel WW Demand 1946 4944.29 2420.49 China 19.225 Comparison of average Q1 2006 prices * nickel-containing

Nickel prices now much less expensive relative to other materials such as aluminum and copper Jan 2004* May 2005* Apr 2006* WW Demand 243.107 China 19.225 Jan 2004* May 2005* Apr 2006* WW Demand 243.107 China 19.225 6X 5X 3X 9X 10X 7X Nickel price vs. copper price (monthly averages) Nickel price vs. aluminum price (monthly averages) * Months nickel price averaged over $17,000/tonne or $7.70/pound

Tightness in scrap ratio, stainless production growth, less series 200 stainless* substitution, higher austenitic (nickel containing stainless steel) ratio ** Includes Chinese private mills *** Nickel-containing stainless Scrap ratio falls as production increases World Total (000s tonnes) 2003 2004 2005(e) 2006(e) Stainless Production** 22,701 24,613 24,335 26,325 (% Change) 9.1% 8.4% -1.1% 8.2% Austenitic Ratio*** 77.3% 76.7% 74.9% 75.9% Scrap Ratio 44.7% 47.8% 49.3% 47.2% Primary Nickel 804 797 732 837 Nickel in Scrap 650 731 711 750 14% increase Scrap growth of 5% Moving higher China** up 1,200kt Western world up 500kt Forecast raised in line with stronger recovery * Contains 1-to-4% nickel Source: Inco Limited

Boeing Airbus Regional Military Ni Demand 95 256 123 100 96 269 126 104 97 374 182 108 98 552 229 105 99 620 294 114 00 489 311 124 01 527 325 325 99 121 02 381 303 300 152 108 03 281 305 308 194 102 04 285 320 309 264 114 05(e) 320 360 260 277 126 06(e) 385 400 225 261 133 07(e) 405 420 225 285 08(e) 440 440 220 240 09(e) 470 450 240 251 Number of aircraft deliveries Jet aircraft build schedule* & annual nickel in high-nickel alloys demand** Non-stainless market should be up 6-to-8% given aerospace growth rate * Source: Airline Monitor ** Source: Inco Limited Nickel Demand Power Generation Mechanical drivers Marine 04A 553 168 55 05(e) 577 168 66 06(e) 688 201 70 07(e) 872 205 70 08(e) 973 205 70 09(e) 973 205 70 10 956 210 70 Number of builds Gas turbine build schedule*** *** Source: Forecast International +54%

2004(e) 2006(e) Production 1257 1289 Top 3 50 World nickel production 1,339 kilotonnes 2005 Production Overall nickel production growth in 2006 will be around 50,000 tonnes, as relatively few expansions come to market 000s tonnes Risk of disruptions: Strikes, labour unrest Slow restarts Feed shortages Extended maintenance Inclement weather Ramp-up delays Source: Inco Limited

LME nickel inventories have declined by over 50% since February peak date LME stocks 1/3/2006 35994 1/4/2006 36162 1/5/2006 36516 1/6/2006 36756 1/9/2006 36660 1/10/2006 36660 1/11/2006 36366 1/12/2006 36216 1/13/2006 36354 1/16/2006 36282 1/17/2006 36330 1/18/2006 36288 1/19/2006 36372 1/20/2006 36378 1/23/2006 36516 1/24/2006 35964 1/25/2006 36030 1/26/2006 36816 1/27/2006 36930 1/30/2006 37020 1/31/2006 37152 2/1/2006 37218 2/2/2006 36822 2/3/2006 36803 2/6/2006 37038 2/7/2006 36972 2/8/2006 36762 2/9/2006 36606 2/10/2006 36186 2/13/2006 35778 2/14/2006 35688 2/15/2006 35604 2/16/2006 35082 2/17/2006 35082 2/20/2006 35166 2/21/2006 35208 2/22/2006 34812 2/23/2006 34614 2/24/2006 34788 2/27/2006 34686 2/28/2006 34728 3/1/2006 34218 3/2/2006 34254 3/3/2006 33960 3/6/2006 34044 3/7/2006 34794 3/8/2006 34368 3/9/2006 34170 3/10/2006 34290 3/13/2006 34266 3/14/2006 34152 3/15/2006 33816 3/16/2006 33540 3/17/2006 33768 3/20/2006 32886 3/21/2006 32820 3/22/2006 32250 3/23/2006 32400 3/24/2006 32334 3/27/2006 32538 3/28/2006 32604 3/29/2006 32826 3/30/2006 32568 3/31/2006 32100 4/3/2006 31782 31782 4/4/2006 31668 31668 4/5/2006 31170 31170 4/6/2006 30414 30414 4/7/2006 29430 29430 4/10/2006 28896 28896 4/11/2006 28728 28728 4/12/2006 28686 28686 4/13/2006 28218 28218 4/18/2006 28596 28596 4/19/2006 28416 4/20/2006 28254 4/21/2006 28092 4/24/2006 27948 4/25/2006 27678 4/26/2006 27174 4/27/2006 26994 4/28/2006 26928 5/2/2006 26766 5/3/2006 25854 5/4/2006 25560 5/5/2006 25218 5/8/2006 24904 5/9/2006 24558 5/10/2006 23964 5/11/2006 23424 5/12/2006 22986 5/15/2006 22608 5/16/2006 22062 5/17/2006 21450 5/18/2006 20982 5/19/2006 20346 5/22/2006 19368 5/23/2006 18948 5/24/2006 18678 LME inventories - 2006 YTD tonnes Source: LME - London Metal Exchange

World nickel supply/demand balance 000s tonnes 2006 forecast deficit increased due to higher stainless production and limited nickel expansions Source: Inco Limited

Looking over the next couple of years nickel demand growth from 2005 will be limited by supply - new project development is not keeping pace with demand growth 2000 2001 2002 2003 2004 2005(e) 2006(e) 2007(e) 2008(e) 2009(e) 2010(e) Demand (5.0% per annum) 1110 1085 1167 1244 1264 1316 1382 1451 1523 1600 1680 2005 supply 1098 1148 1176 1204 1258 1290 1290 1290 1290 1290 1290 Inco increase 0 29.334 47.114 75.097 104.624 104.879 Other brownfield 15.334 73.55 70.673 115.093 126.247 Greenfield 6 26 109.1 201.4 Demand (6% per annum) 1110 1085 1167 1244 1264 1316 1395 1479 1567 1661 1761 Demand (6.5% per annum) 1110 1085 1167 1244 1264 1316 1402 1493 1590 1693 1803 Market in deficit 000s of tonnes World nickel production forecast* *Source: Inco management estimates - please refer to page 10 of the Directors' Circlular

During last period of strong global industrial production growth, driven by Japan from 1960 to 1974, world nickel demand growth averaged >7% per year 8.7%* 3.5%* 7%* 0.1%* 0.9%* 0% 2% 4% 6% 8% 10% 12% 1991-95 1995-2000 1960-74 1974-79 1979-91 Nickel Demand Growth Similar potential as China continues to grow >7% Growth *Average for periods indicated 4.2%* 2001-05 Source: Inco Limited

The nickel market is very strong and should remain so for some time to come

A Teck/Inco combination would be significantly dilutive to Inco's asset quality Teck's copper Teck's zinc Teck's metallurgical coal Teck's development projects Highland Valley (66% of Teck's Copper Production)(a) scheduled to close in just seven years Other copper asset is Antamina 22.5% minority interest(b) Diminished by royalty payment to Falconbridge(b) Falconbridge owns 33.75%(b) Economic interest in Red Dog (Teck's largest zinc mine) expected to decline(c) substantially over time, beginning potentially as early as 2007 Four to five year mine life at 50% owned Lennard Shelf(d) Pend Oreille scheduled to close in 2012(e) Elk Valley is a relatively high cost producer 1,000 kilometers in-land Substantial distance from key Asian markets Modest operating profit prior to 2005 Oil Sands is only significant development project 15% interest Earn-in agreement where must contribute 34% of the first $2.5 billion in capital expenditures Not metals and mining related Source: Teck 2005 Annual Report at page 36. Source: Teck 2005 Annual Information Form at pages 14 and 15. Source: Teck 2005 Annual Report at page 19. Source: Teck March 31, 2006 Quarterly Report at page 10. Source: Teck 2005 Annual Information Form at page 9.

Copper Zinc Nickel East 249 284 164 Commodity price performance Current spot prices as percentage of historical averages Copper Zinc Nickel East 317 340 207 Copper Nickel Zinc 5/25/2001 1 1 1 5/28/2001 1 1 1 5/29/2001 0.987062072975723 1.004563004563 0.987030532288571 5/30/2001 0.974850995784271 0.999297999297999 0.993785463388273 5/31/2001 0.96860008722198 0.990522990522991 0.988111321264523 6/1/2001 0.962639918592819 0.981045981045981 0.992434477168333 6/4/2001 0.959587149294956 0.984906984906985 0.979465009456904 6/5/2001 0.966855647623201 0.996138996138996 0.981896784652797 6/6/2001 0.971362116586713 1.01263601263601 0.985949743312618 6/7/2001 0.961331588893735 0.990873990873991 0.974331261821129 6/8/2001 0.945777002471289 0.972972972972973 0.968927316941367 6/11/2001 0.943305713039686 0.969111969111969 0.973790867333153 6/12/2001 0.936037214711441 0.962793962793963 0.96703593623345 6/13/2001 0.926588166884722 0.93962793962794 0.964874358281546 6/14/2001 0.933711295246402 0.948753948753949 0.970818697649284 6/15/2001 0.930513155981974 0.943839943839944 0.976222642529046 6/18/2001 0.923680767553423 0.918567918567919 0.969737908673332 6/19/2001 0.9366186945777 0.921375921375921 0.970818697649284 6/20/2001 0.923680767553423 0.899262899262899 0.95703863820589 6/21/2001 0.92208169792121 0.8999648999649 0.955147257497973 6/22/2001 0.928187236516936 0.883116883116883 0.958389624425831 6/25/2001 0.918447448757087 0.87995787995788 0.950553904350176 6/26/2001 0.91379560982701 0.876798876798877 0.951634693326128 6/27/2001 0.918011338857392 0.877851877851878 0.956498243717914 6/28/2001 0.913068759994185 0.871182871182871 0.958389624425831 6/29/2001 0.901439162668993 0.85012285012285 0.939746014590651 7/2/2001 0.904346562000291 0.853983853983854 0.938935422858687 7/3/2001 0.914377089693269 0.852228852228852 0.934612266954877 7/4/2001 0.904491931966856 0.848367848367848 0.93136990002702 7/5/2001 0.898677133304259 0.846261846261846 0.931910294514996 7/6/2001 0.900857682802733 0.851877851877852 0.935152661442853 7/9/2001 0.899985463003343 0.845910845910846 0.936503647662794 7/10/2001 0.896641953772351 0.841347841347841 0.925965955147258 7/11/2001 0.90492804186655 0.853281853281853 0.926776546879222 7/12/2001 0.899258613170519 0.84977184977185 0.927857335855174 7/13/2001 0.892716964675098 0.841347841347841 0.915698459875709 7/16/2001 0.898241023404565 0.835731835731836 0.910564712239935 7/17/2001 0.896496583805786 0.829413829413829 0.910294514995947 7/18/2001 0.901584532635557 0.854334854334854 0.92137260199946 7/19/2001 0.887047535979067 0.844155844155844 0.915968657119697 7/20/2001 0.878761447884867 0.833625833625834 0.912456092947852 7/23/2001 0.87352812908853 0.828711828711829 0.915968657119697 7/24/2001 0.867713330425934 0.824850824850825 0.917319643339638 7/25/2001 0.851722634103794 0.802386802386802 0.91272629019184 7/26/2001 0.862770751562727 0.791154791154791 0.911375303971899 7/27/2001 0.864805931094636 0.80975780975781 0.912456092947852 7/30/2001 0.853612443669138 0.803439803439803 0.910294514995947 7/31/2001 0.854048553568833 0.796419796419796 0.904079978384221 8/1/2001 0.852013374036924 0.780975780975781 0.905971359092137 8/2/2001 0.86611426079372 0.794313794313794 0.91272629019184 8/3/2001 0.854193923535398 0.787995787995788 0.90705214806809 8/6/2001 0.848669864805931 0.776061776061776 0.891110510672791 8/7/2001 0.839511556912342 0.767286767286767 0.885706565793029 8/8/2001 0.837476377380433 0.743067743067743 0.882464198865172 8/9/2001 0.830353249018753 0.736047736047736 0.886517157524993 8/10/2001 0.837621747346998 0.733590733590734 0.887597946500946 8/13/2001 0.83413286814944 0.737802737802738 0.880843015401243 8/14/2001 0.828899549353104 0.743418743418743 0.884625776817076 8/15/2001 0.839802296845472 0.773253773253773 0.903809781140232 8/16/2001 0.83529582788196 0.762723762723763 0.896514455552553 8/17/2001 0.857392062799826 0.804843804843805 0.900837611456363 8/20/2001 0.866841110626545 0.811863811863812 0.915698459875709 8/21/2001 0.852013374036924 0.783783783783784 0.891921102404755 8/22/2001 0.855066143334787 0.796770796770797 0.891110510672791 8/23/2001 0.863061491495857 0.797472797472797 0.893812483112672 8/24/2001 0.856810582933566 0.793962793962794 0.897325047284518 8/27/2001 0.856810582933566 0.793962793962794 0.897325047284518 8/28/2001 0.875999418520134 0.800982800982801 0.900567414212375 8/29/2001 0.866550370693415 0.786942786942787 0.882194001621183 8/30/2001 0.873237389155401 0.775008775008775 0.891650905160767 8/31/2001 0.857392062799826 0.764478764478765 0.890029721696839 9/3/2001 0.845326355574938 0.757107757107757 0.885976763037017 9/4/2001 0.845035615641808 0.739206739206739 0.891110510672791 9/5/2001 0.843436546009594 0.733239733239733 0.885706565793029 9/6/2001 0.837767117313563 0.71007371007371 0.880302620913267 9/7/2001 0.833406018316616 0.714636714636715 0.872466900837611 9/10/2001 0.821194941125164 0.703755703755704 0.868143744933802 9/11/2001 0.8264282599215 0.704457704457705 0.871926506349635 9/12/2001 0.824829190289286 0.716742716742717 0.875709267765469 9/13/2001 0.823084750690507 0.712179712179712 0.868143744933802 9/14/2001 0.828318069486844 0.728325728325728 0.876790056741421 9/17/2001 0.832824538450356 0.714285714285714 0.867062955957849 9/18/2001 0.831080098851577 0.718848718848719 0.871656309105647 9/19/2001 0.820613461258904 0.705861705861706 0.865441772493921 9/20/2001 0.815670882395697 0.67988767988768 0.843285598486895 9/21/2001 0.821194941125164 0.672867672867673 0.832747905971359 9/24/2001 0.826573629888065 0.669357669357669 0.829235341799514 9/25/2001 0.824102340456462 0.684099684099684 0.838151850851121 9/26/2001 0.829626399185928 0.688662688662689 0.8454471764388 9/27/2001 0.825556040122111 0.678834678834679 0.840043231559038 9/28/2001 0.827736589620584 0.683397683397683 0.844636584706836 10/1/2001 0.811891263265009 0.677079677079677 0.833558497703323 10/2/2001 0.815961622328827 0.682695682695683 0.833288300459335 10/3/2001 0.81130978339875 0.682695682695683 0.82977573628749 10/4/2001 0.81043756359936 0.691821691821692 0.829235341799514 10/5/2001 0.802587585404855 0.668655668655669 0.827614158335585 10/8/2001 0.809274603866841 0.684801684801685 0.832477708727371 10/9/2001 0.800843145806077 0.701298701298701 0.830316130775466 10/10/2001 0.805640354702718 0.720603720603721 0.827614158335585 Source: DataStream, Thomson Financial Copper and Zinc are inflated relative to their long term averages Inco management believes the best days for nickel are yet to come A Teck/Inco combination would be significantly dilutive to Inco's asset quality

Inadequate control premium

- Premium offered is substantially below historical precedents

Average precedent take-over premiums[a]



70%
60%
50%
40%
30%
20%
10%
0%
50%
34%
54%
46%
51%
59%
56%
46%
Metals & Mining
Unsolicited All Industries
Unsolicited Metals & Mining
Metals & Mining(c)
Unsolicited All Industries(b)
Unsolicited Metals & Mining(c)
Premium for Canico
Premium for WMC
Global Transactions
Canadian Transactions
Recent Nickel Transactions
Original Teck premium of 20% (d)
Current Teck premium of 11% (e)

- In the event that Inco were to receive the $450 break fee (~C$2.17 per Inco share), Teck would be using it to fund approximately 30% of its current premium

a) Precedent take-over premiums based on target's unaffected stock price, generally 20 trading days prior to announcement date. Source: Thomson Financial and other publicly available information.
b) Source: Thomson Financial and other publicly available information for transactions greater than $1.0 billion from January 1, 2000 to May 16, 2006.
c) Source: Thomson Financial and other publicly available information for transactions greater than $500 million from January 1, 2000 to May 16, 2006.
d) Premium represented by the Implied Offer Price of the Teck Offer as at May 5, 2006 relative to the closing price of the Inco Shares as at May 5, 2006, the last trading day prior to the announcement of the Teck Offer.
e) Premium represented by the Implied Offer Price of the Teck Offer as of May 26, 2006, the last trading day on the TSX prior to the date of this Directors' Circular, relative to the closing price of Inco Shares as at May 5, 2006, the day prior to the announcement of the Teck Offer.

35

INCO

Opportunistic timing The stock consideration offered by Teck represents a lower exchange ratio than the historical exchange ratio of Inco/Teck for virtually any time over the past five years Implied Economic Ownership (b) Inco 76% 73% 66% 52% Implied Voting Ownership (b) Inco 51% 46% 38% 26% Under the Teck Offer, Inco Shareholders would receive 0.9776 Teck Class B Subordinate Voting Shares plus Cdn.$0.05 in cash for each Inco share held. Assumes for simplicity of illustration the equivalent to Teck's Offer as 100% stock consideration, 231 and 217 fully diluted shares outstanding for Inco and Teck, respectively, and no limit to the maximum amount of Teck Shares issued. Share Exchange Ratio (Inco / Teck)

Teck's dual-class structure prejudices Inco shareholders

- Teck Class A multiple voting shares carry 100 votes per share
  - Creates governance structure whereby a combined Teck/Inco would be approximately 57% controlled by a small group of shareholders with less than 1.5% of the economic interests

Pro Forma Economic Interest


Class A Shares
1%
Total Inco
40%
Teck
Subordinated
Class B
Holders
59%

Pro Forma Voting Interest


Total Inco
17%
Keevil
Holdings
26%
Teck
Subordinated
Class B
Holders
26%
Sumitomo
9%
CDP
9%
Other
12%
Class A Shares

- Class B Subordinated Voting Shares are not listed on a U.S. market
  - Less liquid than Inco
  - Lower analyst following and profile among U.S. investors
- Premium does not compensate for loss of Inco's 1 vote / 1 share structure

Note: Please refer to Directors' Circular page 18 for description of calculations.

37

Teck/Inco combination lacks industrial logic and offers few synergies Combination with Teck offers no apparent immediate operational synergies Operations are geographically dispersed Little overlap in metal production Identified synergies are significantly lower than those identified by Inco and Falconbridge With over 75 years of mining experience on site, Inco and Falconbridge are acutely aware of what it takes to deliver synergies in Sudbury Identified synergies are not dependent on, or unique to, Teck Teck also claims applying the CESL process to Voisey's and Manitoba will generate "several hundreds of millions of dollars" in synergies Inco's Pressure Oxidative Leaching ("POL") hydromet process has been put into practice at demonstration plant Inco reviewed CESL in the past, and chose POL Inco knows nickel ? Teck does not Synergies Identified by Teck are Speculative

Leading global nickel producer Low cost producer High quality/long life asset base Inco Teck Relatively high cost assets Short reserve life in key operations Diminishing economic interest in key assets Teck is opportunistically attempting to upgrade its asset quality without adequately compensating Inco's shareholders Fundamentals of Underlying Metals Growth Profile Corporate Governance Synergies identified by Teck are speculative Significantly lower than Inco / Falconbridge synergies Are not dependent on, or unique, to Teck Attractive underlying metals Favorable market fundamentals Inflated stock price relative to Inco Inco believes that the underlying fundamentals for zinc and coal prices are less attractive than Nickel going forward Compelling growth profile Voisey's Bay / Goro Limited growth prospects Transparent and liquid investment vehicle with all shareholders enjoying equal voting rights Dual class share structure prejudices class B Subordinated Voting Shareholders Synergies Identifies tangible & attainable synergies in evaluating acquisitions Asset Quality & Market Position Teck/Inco combination lacks industrial logic and offers few synergies

The Inco/Falconbridge transaction will create superior value

- **The New Inco will have an unrivalled project pipeline**
  - ~1 billion pounds of nickel by 2009 – largest in the world
  - ~2.6 billion pounds of copper by 2011
- **Unique, tangible and immediately realizable operating and corporate synergies**
  - Approximately $550 million average annual run-rate[a], >$3.5 billion Net Present Value[b]
  - Only available to combined entity
  - Inco believes there is likely to be further upside beyond Sudbury (VBN / Raglan; Goro / Koniambo, etc.)
- **Immediately accretive to cash flow and earnings**
- **Attractive product and geographic diversification**
- **Strong case for premium multiple for New Inco**
- **Attractive opportunity to participate in the growth and potential upside of leading North American miner for both sets of shareholders**
- **No subordinate voting share structure (1 share = 1 vote)**
  - No constraints on future participation in industry consolidation

a) Estimated average annual pre-tax run-rate synergies.
b) After tax, assuming a 7% discount rate.

40

INCO

The Inco/Falconbridge transaction will create superior value Inco + Falconbridge Teck + Inco Nickel 5826.36 3672.9 Copper 4939.74 1714.02 Aluminum 1139.94 1224.3 Zinc 506.64 979.44 Precious 253.32 408.1 Cobalt & Other 126.66 163.24 46% 39% 9% 4% 2% 1% 45% 21% 15% 12% 5% 2% Total $12,666 Total $8,162 Inco/Falconbridge focuses on two of the best metals: Nickel and Copper Zinc and Coking Coal are less attractive Pro forma sales by metal, 2005 (in $ millions) (a) (b) Source: Inco 2005 Annual Report and Falconbridge 2005 Annual Report. Source: Teck 2005 Annual Report and Inco 2005 Annual Report.

2005 2011(e) East 287 460 West 1199 2340 North New Inco (Millions of pounds of copper) 86% growth 1,400 2,600 Falconbridge Falconbridge Inco Superior growth in the best metals (Millions of pounds of nickel) 2005 2009(e) Inco 487 710 Falconbridge 250 250 North 737 1,025 Falconbridge Falconbridge Inco Inco 39% growth Source: Inco management The Inco/Falconbridge transaction will create superior value

The Inco/Falconbridge transaction will create superior value Cash flow(a) Earnings(a) Significantly accretive year one Accretive year one Net asset value(b) New Inco Accretive Based on May 12, 2006 First Call consensus mean estimates. Using Inco's internal commodity forecasts. Inco expects to retain its investment grade credit rating

Higher prices and new projects increase synergies by $200 MM SG & A $110 - - $110 Feed flow optimization 120 55 30 205 Cost and other improvements 90 - 10 100 Maximizing throughput 30 25 80 135 Total $350 $80 $120 $550 NPV of synergies(c) $2.5 bn $3.5 bn October 2005(a) May 2006(b) $550 million annual pre-tax run rate within 24 months of closing New projects Price changes Then calculated based on 2006 consensus commodity prices of $6.30/lb for nickel and $1.40/lb for copper. Based on Inco's internal commodity forecasts. After tax synergies, assuming a 7% discount rate. (In millions, unless otherwise specified) The Inco/Falconbridge transaction will create superior value

Strathcona Mill Feed Flow Optimization - Falconbridge's Strathcona mill to be dedicated to processing high copper ores - improved nickel, copper, and platinum group metals recoveries - $10 million All Falconbridge mines Nickel concentrate Copper concentrate Strathcona Mill Falconbridge high-Cu ore Copper concentrate Nickel concentrate Inco high-Cu Ore May 2006 plan Existing operation Feed flow optimization

Inco Falconbridge Examples of operational synergies Continuing optimization of Sudbury North Range mine plans continue to yield substantial results - $40 million of $550 million CROSS-SECTION Production from 3 new orebodies and substantial additional tonnages from 2 orebodies identified in October 2005 accelerated utilizing the combined infrastructure at our Coleman/McCreedy and Fraser/Strathcona mines Note: Information related to the Falconbridge orebodies is based on information from Falconbridge; operational synergies are estimates only and based on preliminary evaluations. Bringing forward mine development in Thompson and additional mine development in Sudbury - $30 million of the $550 million

Supplemental

Inco's total estimated ore reserves as of December 31, 2005[a][b]

	Class	Quantity (millions of tonnes)	Nickel (per cent)	Copper (per cent)
ONTARIO OPERATIONS[c]	Proven	69	1.22	1.32
	Probable	94	1.22	1.31
MANITOBA OPERATIONS[c]	Proven	14	1.94	0.13
	Probable	11	1.86	0.12
PT INCO[d]	Proven	59	1.80	–
	Probable	88	1.81	–
VOISEY'S BAY PROJECT[c]	Proven	29	2.99	1.73
	Probable	3	0.64	0.37
GORO PROJECT[e]	Proven	96	1.34	–
	Probable	24	2.01	–

NOTES:

(a) See Inco's 2005 Annual Report on 10K. The ore reserves at each operation or project represent 100% of the ore reserves at such operation or project. Inco's share (determined by equity interest) of such ore reserves is 100% except for PT Inco (61%) and Goro (72% as at March 31, 2006).

(b) May reflect rounding differences.

(c) Estimates for the Ontario and Manitoba operations and the Voisey's Bay project are of in-place material after adjustments for mining dilution and mining recovery. No adjustments have been made to these estimates for metal losses due to processing (beneficiation, smelting and refining at the Ontario and Manitoba operations and beneficiation at the Voisey's Bay project).

(d) Estimates for PT Inco Sorowako Mine represent Dry Kiln Product and include factors for dilution and ore losses due to mining and screening recovery during ore preparation. Ore reserves do not include nickel losses due to smelting. For the PT Inco Pomalaa Mine, where the ore is sold under a Cooperative Resource Agreement with PT Aneka Tambang Tbk, ore reserves are adjusted for dilution and ore losses due to mining only.

(e) Estimates for the Goro Project include factors for dilution due to mining and for ore losses due to mining recovery and screening recovery during feed preparation. The ore reserve is estimated using a screened fraction recovered of minus 50 millimetres. The ore reserve estimates do not include the nickel or cobalt losses due to processing.

49

INCO

Inco's total estimated measured and indicated mineral resources as of December 31, 2005 Class Quantity (millions of tonnes) Nickel (per cent) Copper (per cent) ONTARIO OPERATIONS Measured 11 1.19 1.07 ONTARIO OPERATIONS Indicated 36 1.40 1.14 MANITOBA OPERATIONS Measured 1 1.94 0.12 MANITOBA OPERATIONS Indicated 3 2.56 0.15 PT INCO Measured 0.4 1.85 - PT INCO Indicated 28 1.67 - VOISEY'S BAY PROJECT Measured - - - VOISEY'S BAY PROJECT Indicated 40 1.89 0.9 GORO PROJECT Measured 39 1.31 - GORO PROJECT Indicated 36 1.68 - NOTES: See Inco's 2005 Annual Report on 10K. U.S. and other investors are cautioned that "mineral resources", "measured mineral resources" and "indicated mineral resources" are not recognized by the SEC. U.S. and other investors should not assume that part or all of the measured or indicated mineral resources will ever be converted into ore reserves. All mineral resource estimates (including measured and indicated mineral resources) are in addition to ore reserve estimates and do not include diluting material and allowances for losses that may occur when the material is mined. The estimated measured and indicated mineral resources at each operation or project represent 100% of the measured and indicated mineral resources at such operation or project. Inco's share (determined by equity interest) of such mineral resources is 100% except for PT Inco (61%) and Goro (72% as at March 31, 2006). May reflect rounding differences.

Inco's total estimated inferred mineral resources as of December 31, 2005 Class Quantity (millions of tonnes) Nickel (per cent) Copper (per cent) ONTARIO OPERATIONS Inferred 48 1.8 1.9 MANITOBA OPERATIONS Inferred 30 1.0 0.1 PT INCO Inferred 322 1.7 - VOISEY'S BAY PROJECT Inferred 6 2.3 1.0 GORO PROJECT Inferred 128 1.7 - NOTES: See Inco's 2005 Annual Report on 10K. U.S. and other investors are cautioned that "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" are not recognized by the SEC. U.S. and other investors should not assume that part or all of the inferred mineral resources will ever be converted into measured or indicated mineral resources or ore reserves. Inferred mineral resources have a great deal of uncertainty as to their existence and their economic and legal feasibility. U.S. and other investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. All mineral resource estimates as reported (including inferred mineral resources) are in addition to the estimated ore reserves and do not include diluting material and allowances for losses that may occur when the material is mined. The estimated inferred mineral resources at each operation or project represent 100% of the inferred mineral resources at such operation or project. Inco's share (determined by equity interest) is 100% except for PT Inco (61%) and Goro (72% as at March 31, 2006).